1(202) 551-1758
wendellfaria@paulhastings.com

April 21, 2011	77103.00002

VIA E-MAIL

John M. Ganley, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
Re: 2010 Swift Mandatory Common Exchange Security Trust (File No. 811-22506)

Dear Mr. Ganley:

We received your letter dated April 5, 2011 providing comments on the registration statement for the 2010 Swift Mandatory Common Exchange Security Trust (the “Trust”) filed on Form N-2 on March 3, 2011, as supplemented by our telephone discussion on April 5, 2011. I am confirming hereby that, similar to the provisions of Rule 8b-16 under the Investment Company Act of 1940, as amended, we will include the requested changes in the Trust’s next annual report to shareholders filed with the Securities and Exchange Commission on Form N-CSR.

If there are questions regarding this, please do not hesitate to contact me at (202) 551-1758 or wendellfaria@paulhastings.com.

Sincerely,

/s/ Wendell M. Faria

Wendell M. Faria
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

WMF